WESTRANGE Corp.	News Release
For immediate release	May 1, 2003

WESTRANGE Corp. (WRC:TSX Venture Exchange)

announces financial results for fiscal 2002

Regina, Saskatchewan - WESTRANGE Corp. today announced its audited financial results for the fiscal year ended December 31, 2002.
	For the fiscal year ended December 31, 2002	For the fiscal year ended December 31, 2001
Revenue from continuing operations	$54,096	$54,096
Loss from continuing operations	$(452,291)	$(160,341)
Income (loss) from discontinued operations, net of income tax recovery	$(52,624)	$118,902
Net loss	$(504,915)	$(41,439)
Ave No. of Common Shares outstanding	6,649,831	6,179,414
Net loss per Common Share	$(0.08)	$(0.01)

For the fiscal year ended December 31, 2002, the Corporation incurred a loss of $452,291, from continuing operations, as compared to a loss of $160,341 from continuing operations for the prior year. In addition, the Corporation had a loss of $52,624 from discontinued operations during 2002, as compared to an income of $118,902 for the prior year. The total net loss for fiscal 2002 was $504,915, as compared to a total net loss of $41,439 in fiscal 2001.

        The Corporation disposed all of the shares in Terra Fibre on June 30, 2002, for proceeds consisting of a note receivable of $400,000, which resulted in a gain on sale of $155,360. Due to the uncertainty regarding collection of the note receivable, the Corporation has deferred recording the gain on sale until such time as cash is received. A write down was recorded on the note receivable for the difference between the proceeds and the deferred gain. Should these lease payments be collected in the future they will be recognized as revenue at the time of payment.

        During the year the Corporation issued 100,000 Common Shares on the basis of a private placement with a private investor. This issuance contributed $100,000 to the Corporation's capital account. In addition, the Corporation issued 335,000 Common Shares on the exercise of stock options by two directors, which contributed $35,000 to the capital account.

        The Corporation invested $100,000 in HTC Hydrogen ThermoChem Corp. for a 3.5 per cent share of that enterprise, with a view to entering the alternative energy industry.

Forward Looking Statements

The information and opinions expressed herein involve known and unknown risks and uncertainties that may cause the Corporation's actual results or outcomes to be materially different from those anticipated and discussed herein.

                In assessing forward-looking statements contained herein, readers are urged to read carefully all cautionary statements contained in these financial statements and exhibits, and in those other filings with the Corporations' Canadian regulatory authorities as found in 'www.SEDAR.com'. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this news release, other than as required and governed by law.

                Westrange will continue to diversify its core business competencies by exploring investment opportunities in the alternative energy sector to enhance shareholder value.

The TSX Venture Exchange Inc. has not reviewed and does not take any responsibility for the adequacy or accuracy of the information contained in this news release.

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For more information contact:

Kevin Sidloski, Director, Westrange Corp. Telephone: (306) 842-2030 Fax: (306) 848-0647

e-mail: investorrelations@westrange .com